

September 29, 2011

<u>Via E-mail</u>
Carl J. Laurino
Chief Financial Officer
The Manitowoc Company, Inc.
2400 Soiuth 44th Street
Manitowoc, Wisconsin 54221-0066

    RE: The Manitowoc Company, Inc.
             Form 10-K for the Fiscal Year ended December 31, 2010
             Filed March 1, 2011
             File No. 001-11978

Dear Mr. Laurino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 33

1.   We note your disclosure on page 77 that you have not provided for additional U.S. income taxes on approximately $626.1 million of undistributed earnings of consolidated non-U.S. subsidiaries and that such earnings could become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon dividend repatriation. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as

a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 8. Financial Statements and Supplementary Data, page 48

Out of Period Adjustments, page 54

2.   We note that during the third quarter of 2010 you recorded an adjustment to correct an error related to the provision for income taxes, whereby during 2009 you had incorrectly understated the income tax benefit by $6.6 million. We note from your disclosure in your Form 10-Q for the interim period ended September 30, 2010 and herein that you do not believe that this error (which originated during 2009 and recorded as an out of period adjustment during the third quarter of 2010) is material to your financial statements for the quarter or year to date period ended September 30, 2010, the financial statements for the year ended December 31, 2010 and your 2009 annual or quarterly financial statements. Please tell us more about this adjustment, including the fiscal quarter in 2009 it originated and your basis for concluding that this out of period adjustment was not material to each related period. Please provide us with your SAB 99 and SAB 108 analysis supporting your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212, if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief